As filed with the Securities and Exchange Commission on March 8, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

FORDING CANADIAN COAL TRUST

(Name of issuer or person filing (“Filer”))

This is (check one):

☐ An original filing for the Filer	☒ An amended filing for the Filer.

Identify the filing in conjunction with which this Form is being filed:

Name of registrant Form type File Number (if known) Filed by Date Filed (if filed concurrently, so indicate)	Fording Canadian Coal Trust Form 40-F 1-15230 Fording Canadian Coal Trust Filed Concurrently

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at: Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R4, telephone (403) 260-9800.

The Filer designates and appoints CT Corporation System 111 Eight Avenue, New York, New York 10011, (212) 590-9330 (“Agent”) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Form, the Form 40-F, the schedules to which each such form relates, the securities to which such form relates, and the transactions in such securities.

Signatures

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 8th day of March 2007.

FORDING CANADIAN COAL TRUST

By: /s/ James F. Jones

James F. Jones Trust Secretary

This statement has been signed by the following person in the capacities and on the date indicated.

Dated: March 8, 2007.	CT CORPORATION SYSTEM Agent for Service

By: /s/ Kit H. Raseman

Kit H. Raseman Assistant Secretary